# FANCAMP ~~EXPLORATION~~ Resources LTD.



7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823



**File No. 82-3929**




05009955

## NEWS RELEASE

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it is granting incentive stock options to purchase a total of 111,000 common shares in its capital stock, at a price of $0.11 per share, exercisable on or before July 19, 2010. The options were granted pursuant to the company's incentive stock option plan, under which a maximum of 10 percent of the issued and outstanding common shares are reserved for issuance. Shares issuable upon exercise of the incentive stock options are subject to a 4 month TSX Venture Exchange hold period commencing on the date the incentive stock options are granted.

The closing price of the Company's shares on July 15, 2005 was $0.125.

The above is subject to acceptance by the TSX Venture Exchange.

**ON BEHALF OF THE BOARD**

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*



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